UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

SYNGENTA AG

(Exact name of the registrant as specified in its charter)

Switzerland	1-15152	Not Applicable
(State or other jurisdiction of	(Commission	(IRS Employer
incorporation or organization)	File Number)	Identification No.)

Schwarzwaldallee 215, 4058 Basel, Switzerland

(Address of principal executive offices and Zip code)

James Halliwell
+41 61 323 7074
james.halliwell@syngenta.com
Syngenta International AG
P.O. Box
CH-4002 Basel, Switzerland

(Name and telephone number, including area code, of the
person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Syngenta
Conflict Minerals – Disclosure
For the Year Ended December 31, 2013

This report for the year ended December 31, 2013 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products.

“Conflict Minerals” are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“3TG”).

If the registrant can establish that the Conflict Minerals originated from sources other than the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”), or from recycled and scrap sources, they must submit a Form SD which describes the “Reasonable Country of Origin Inquiry” completed.

If a registrant has reason to believe that any of the Conflict Minerals in their supply chain may have originated in the Covered Countries, or if they are unable to determine the country of origin of those Conflict Minerals, then the issuer must exercise due diligence on the Conflict Minerals’ source and chain of custody. The registrant must annually submit a report, a “Conflict Minerals Report” to the SEC that includes a description of those due diligence measures.

1.	Company Overview

This report has been prepared by the management of Syngenta (herein referred to as the “Company”, “we”, “us” or “our”). The information includes the activities of all majority-owned subsidiaries and variable interest entities that are required to be consolidated. It does not include the activities of variable interest entities that are not required to be consolidated.

Syngenta is one of the world's leading companies with more than 27,000 employees in some 90 countries dedicated to our purpose: Bringing plant potential to life. Our principle products include:

•	Herbicides, insecticides and fungicides – including brands like AMISTAR®, CALLISTO® and DURIVO® which help crops reach their potential;
•	Field crops, vegetables and flower seeds - under brands such as Agrisure® and NK® which deliver superior yield and quality; and
•	Seed care products - including CRUISER®, MAXIM® and VIBRANCE™ which help develop strong root systems at critical growth stages.

2.	Supply Chain

Clear policies define the principles that guide all our procurement activities around the world. Our objectives are to ensure that goods and services are acquired under the best conditions to support our business and that our high standards on corporate responsibility are met. We set global requirements for suppliers on health, safety, environment, labor and human rights, and we carry out rigorous assessments to monitor compliance in relation to all our policies.

3.	Reasonable Country of Origin Inquiry Process

Our Reasonable Country of Origin Inquiry was designed to conform, in all material respects, with the framework in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD Guidance) and the related Supplements for gold and for tin, tantalum and tungsten.

We do not typically have a direct relationship with 3TG smelters and refiners and do not perform audits of these entities within our supply chain. We therefore rely on our direct suppliers to provide information on the origin of the 3TG contained in components and materials supplied to us – including sources of 3TG that are supplied to them from lower tier suppliers.

It was not practicable to conduct a survey of all our suppliers and so we believed that a reasonable approach would be to conduct a risk assessment of the suppliers whose components and products could contain 3TG. We confirmed that this risk-based approach is consistent with how many peer companies are approaching the Rule.

We sent letters to the relevant suppliers using the Conflict Free Sourcing Initiative (“CFSI”) Reporting Template (the “Template”). The Template contains questions about the origin of conflict minerals included in their products.

4.	Reasonable Country of Origin Inquiry Results

According to our analysis none of our manufactured products contain cassiterite, columbite-tantalite, wolframite, tin, tantalum, tungsten or gold.

However, we did find one organotin compound, fentin hydroxide (triphenyltin hydroxide, Sn(C6H5)3OH), in one formulation of our crop protection portfolio. Fentin hydroxide is used as a fungicide.

We have only one supplier of fentin hydroxide. This supplier sources the fentin hydroxide from a toll manufacturer which has confirmed (to the supplier) that all tin-based products manufactured are produced from tin from conflict free areas. In addition, the toll manufacturer confirmed (to our supplier) that proper steps have been taken to meet the requirements of the Dodd-Frank Act by documenting the origin of the tin with each purchase of tin used in the manufacture of tin based products.

As a result of these findings, we have no reason to believe that any Conflict Minerals in our supply chain have originated from the Covered Countries. Therefore, we are submitting this Form SD which describes the Reasonable Country of Origin Inquiry completed.

The information discussed above is also available at www.syngenta.com. The website and the information accessible through it are not incorporated into this specialized disclosure report.

5.	Next steps

We intend to take the following steps to mitigate risks that Conflict Minerals in our products could benefit armed groups in the Covered Countries.

•	Include a Conflict Minerals flow-down clause in new or renewed supply agreements where relevant (e.g. procurement of ingredients)
•	Expand the number of suppliers requested to supply information relating to Conflict Minerals.
•	Work with the OECD and relevant trade associations to define and improve best practices in the supply chain in accordance with the OECD Guidance.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Syngenta AG
By:	/s/ Christoph Mäder		By:	/s/ Tobias Meili
	Name:	Christoph Mäder		Name:	Tobias Meili
	Title:	Head Legal & Taxes and Company Secretary		Title:	Head Corporate Legal Affairs

Dated: June 2, 2014